Exhibit 99.2

STEVANATO GROUP S.P.A.

ORDINARY AND EXTRAORDINARY

SHAREHOLDERS’ MEETING

ON MAY 24, 2023

EXPLANATORY REPORT ON THE ITEMS

ON THE AGENDA

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151

Stevanato Group S.p.A.

Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy

Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	2

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

This report (the “Explanatory Report”) was drafted by the board of directors of Stevanato Group S.p.A. (respectively, the “Board of Directors” and “Stevanato” or the “Company”) in relation to the ordinary and extraordinary meeting of the Company’s shareholders convened, on single call, on May 24, 2023, at 4:00 p.m. CEST (10:00 a.m. EDT), by notice published on April 6, 2023 (the “Convening Notice”), to discuss and resolve on the following agenda:

Ordinary session

1.

Approval of the financial statements for the financial year ended on December 31, 2022; presentation of the reports of the Board of Directors and of the External Auditor EY S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2022; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended on December 31, 2022; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

2.	Allocation of annual net profits and distribution of dividends to the shareholders; related resolutions.

3.	Compensation of the members of the Board of Directors; related resolutions.

4.

Appointment of the External Auditor for the auditing of the Company’s and the consolidated financial statements for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025; related resolutions.

5.	Authorization for the purchase and the disposal of ordinary and class A treasury shares; related resolutions.

Extraordinary session

1.	Amendments to Article 11.3 of the Bylaws; related resolutions.

(the “Agenda” and the “Shareholders’ Meeting”).

This Explanatory Report was drafted to the benefit of (i) the holders of Class A shares and of ordinary shares registered on the Company’s US Shareholders’ Register and/or on the Company’s Shareholders’ Book (Libro Soci) in the shareholders’ name, being entitled to attend and vote at the Shareholders’ Meeting as specified in the Convening Notice (respectively, the “Class A Shareholders” and the “Registered Shareholders”), and of (ii) the holders of the beneficial ownership of the ordinary shares deposited with the Depositary Trust Company and registered on the Company’s US Shareholders’ Register and on the Company’s Shareholders’ Book (Libro Soci) in the name of Cede&Co., being entitled to give voting instructions to Computershare S.p.A., in its capacity as substitute proxy specifically appointed by Cede&Co., in relation to all or part of the items on the Agenda, as specified by the Convening Notice (the “Beneficial Shareholders”), and includes certain information concerning the items on the Agenda and the proposals submitted to the Shareholders’ Meeting.

In particular, this Explanatory Report aims at providing Class A Shareholders, Registered Shareholders and Beneficial Shareholders with the information necessary - together with the reports of the Board of Directors, of the Committees and of the External Auditor EY S.p.A. referred to below – to fully and effectively exercise the respective voting rights.

Please note that Stevanato Group’s ordinary shares are exempt from the proxy rules of the United States Securities Exchange Act of 1934, as amended, and that this Explanatory Report does not constitute a proxy statement or a solicitation of proxies.

*        *        *

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	3

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

Ordinary session

1.

Approval of the financial statements for the financial year ended on December 31, 2022; presentation of the reports of the Board of Directors and of the External Auditor EY S.p.A.; presentation of the consolidated financial statements for the financial year ended on December 31, 2022; presentation of the consolidated non-financial statements (Sustainability Report) for the financial year ended on December 31, 2022; presentation of the reports of the Audit Committee, of the Compensation Committee, of the Nominating and Corporate Governance Committee; related resolutions.

Pursuant to Italian law and to the Company’s by-laws (the “By-laws”), Stevanato Group’s shareholders shall annually resolve, at the ordinary shareholders’ meeting, on the approval of the Company’s individual financial statements for the previous financial year, within a six months term from its ending.

Therefore, we submit to Stevanato Group’s shareholders, for their examination and approval at the Shareholders’ Meeting, the Company’s Draft Financial Statements for the financial year ended on December 31, 2022, approved by the Board of Directors on April 5, 2023, which show net profits amounting to Euro 35,521,807.00.

Moreover, in compliance with the applicable Italian law provisions, we present to Stevanato Group’s shareholders, for their examination and acknowledgment, the following documents containing more information on the Company’s Draft Financial Statements, as well as on the Company’s current and prospective situation and on the activities carried out by Stevanato Group, individually and through its controlled companies, in the financial year ended on December 31, 2022:

–	Stevanato Group’s Consolidated Financial Statements for the financial year ended on December 31, 2022, approved by the Board of Directors on April 5, 2023;

–	Sustainability Report for the financial year ended on December 31, 2022, approved by the Board of Directors on April 5, 2023;

–	Directors’ Report for the financial year ended on December 31, 2022, approved by the Board of Directors on April 5, 2023; and

–	Report of the External Auditor, to be issued by EY S.p.A. by April 28, 2023 (i.e., the Record Date).

As provided for by the Charters of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, we also present to Stevanato Group’s shareholders, for their examination and acknowledgment, the following documents containing more information on the activities carried out by the mentioned Committees, as well as on the current directors’ and managers’ compensation structure and policy and on the current corporate governance system of the Company:

–	Report of the Audit Committee for the financial year ended on December 31, 2022, approved by the Audit Committee on April 4, 2023;

–	Report of the Compensation Committee for the financial year ended on December 31, 2022, approved by the Compensation Committee on April 3, 2023;

–	Report of the Nominating and Corporate Governance Committee for the financial year ended on December 31, 2022, approved by the Nominating and Corporate Governance Committee on April 3, 2023.

Stevanato Group’s Draft Financial Statements for the financial year ended on December 31, 2022, together with the other above mentioned documents, will be made available by the Record Date, to Class A Shareholders and Registered Shareholders, at the Company’s registered office, at Via Molinella, 17, 35017 Piombino Dese – Padua (Italy), and, also to Beneficial Shareholders and the public, on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2023, at the address https://ir.stevanatogroup.com/corporate-governance/2023-shareholders-meetings

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	4

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

Based on the above, Stevanato Group’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

–

having examined Stevanato Group’s Financial Statements for the financial year ended on December 31, 2022, in the draft presented by the Board of Directors, which show net profits amounting to Euro 35,521,807.00;

–	having examined the Directors’ Report;

–	having examined the Report of the External Auditor EY S.p.A.;

–	having examined Stevanato Group’s Consolidated Financial Statements for the financial year ended on December 31, 2022;

–	having examined Stevanato Group’s Sustainability Report for the financial year ended on December 31, 2022;

–	having examined the Reports presented by the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee,

resolves

1.	to approve Stevanato Group’s Financial Statements for the financial year ended on December 31, 2022, which report net profits amounting to Euro 35,521,807.00;

2.	to acknowledge the Directors’ Report presented by the Board of Directors;

3.	to acknowledge Stevanato Group’s Consolidated Financial Statements for the financial year ended on December 31, 2022 presented by the Board of Directors;

4.	to acknowledge Stevanato Group’s Sustainability Report for the financial year ended on December 31, 2022 presented by the Board of Directors;

5.	to acknowledge the Reports presented by the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee”.

2.	Allocation of annual net profits and distribution of dividends to the shareholders; related resolutions.

Pursuant to Italian law, Stevanato Group’s shareholders shall resolve, at the Shareholders’ Meeting, on the allocation of the Company’s net profits resulting from the Financial Statements for the financial year ended on December 31, 2022.

The distribution of profits to shareholders is subject to the applicable limitations of law. In particular, the distribution of profits resulting from gains unrealized at the end of the accounting period, such as unrealized gains deriving from foreign currency exchange rates, is not allowed.

In addition, the Shareholders’ Meeting may resolve to distribute to shareholders all or part of the reserves the distribution of which is not prohibited by Italian law.

As indicated in paragraph 1 above, based on the Financial Statements for the financial year ended on December 31, 2022, the Company’s operations resulted in net profits of Euro 35,521,807.00.

In light of the foregoing, we propose to the shareholders to:

–

earmark an amount of Euro 788,853.00 of the Company’s net profits, as resulting from the Financial Statements for the financial year ended on December 31, 2022, to the special reserve named “Unrealized Exchange Rate Gains”;

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	5

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

–

earmark for distribution to the shareholders an amount of the Company’s net profits, as resulting from the Financial Statements for the financial year ended on December 31, 2022, corresponding to a gross dividend in cash of Euro 0.054 for each outstanding Class A and ordinary share of the Company, net of the treasury shares that will be held by the Company as of the Dividend Record Date (as defined hereinafter);

–	earmark the residual amount of the Company’s net profits, as resulting from the Financial Statements for the financial year ended on December 31, 2022, to the reserve named “extraordinary reserve”.

Therefore, assuming that the Company continues to hold the current number of 30,840,555 treasury Class A shares at the Dividend Record Date, the amount of net profits to be used for distribution of dividends to shareholders would be equal to Euro 14,293,772.00.

In such connection, based on the resolution of the Board of Directors of April 5, 2023, and pursuant to Article 28.4 of the By-laws, we propose to set on June 6, 2023 the date for identifying the holders of the Class A shares of the Company and the registered holders and the beneficial holders of the ordinary shares of the Company entitled to receive payment of the dividends which the Shareholders’ Meeting should resolve to distribute (the “Dividend Record Date”).

Therefore, assuming that the Shareholders’ Meeting approves the proposals set out above, the ex-dividend date will fall on June 5, 2023 (Ex-Date), whereas it is expected that the dividends will be paid to the holders of Class A and ordinary shares as from July 17, 2023 (Payment Date).

Dividends will be paid to registered holders and beneficial holders of ordinary shares of the Company through the Transfer Agent and Registrar Computershare, Inc., in US dollars, based on the ECB daily foreign exchange reference rate as of the date of the Shareholders’ Meeting, i.e. May 24, 2023.

Based on the above, Stevanato Group’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

resolves

1.

to earmark an amount of Euro 788,853.00 of the Company’s net profits, as resulting from the Financial Statements for the financial year ended on December 31, 2022, to the special reserve named “Unrealized Exchange Rate Gains”;

2.

to earmark for distribution to the shareholders an amount of the Company’s net profits, as resulting from the Financial Statements for the financial year ended on December 31, 2022, corresponding to a gross dividend in cash of Euro 0.054 for each outstanding Class A and ordinary share of the Company, net of the treasury shares that will be held by the Company as of the Dividend Record Date;

3.	to earmark the residual amount of the Company’s net profits, as resulting from the Financial Statements for the financial year ended on December 31, 2022, to the reserve named “extraordinary reserve”;

4.

to set the date for identifying the holders of Class A shares of the Company and the registered holders and the beneficial holders of ordinary shares of the Company entitled to receive payment of the aforementioned dividends on June 6, 2023 (Dividend Record Date), with the ex-dividend date (Ex-Date) falling on June 5, 2023;

5.	to set the date for payment of the dividends, before withholding tax, if any, in execution of resolutions no. 2 and 4 above, as from July 17, 2023 (Payment Date);

6.

to provide that dividends will be paid to registered holders and beneficial holders of ordinary shares of the Company as of the Dividend Record Date in US dollars, based on the ECB daily foreign exchange reference rate as of the date of the Shareholders’ Meeting, i.e. May 24, 2023;

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	6

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

7.

to grant mandate to the Board of Directors and, on behalf of the latter, severally, to the Executive Chairman and the Chief Executive Officer to carry out all the activities related, consequent to or connected with the implementation of the resolution no. 5 and 6 above”.

3.	Compensation of the members of the Board of Directors; related resolutions.

Pursuant to Italian law and Article 19 of the Company’s By-laws, Stevanato Group’s shareholders shall establish the compensation of the directors for their office as members of the Board of Directors.

It must be noted that, without prejudice to the remuneration established by the shareholders’ meeting, the Board of Directors may provide an additional compensation of the directors entrusted with specific functions, which may consist of a fixed part and/or a variable part, related to the achievement of certain objectives, or of the right to subscribe for ordinary shares or other financial instruments of the Company at a given price.

Alternatively, shareholders may determine an aggregate amount for the compensation of all directors, including those holding specific functions, to be allocated by the Board of Directors.

In any event, the members of the Board of Directors shall also be entitled to reimbursement of expenses incurred in the performance of their duties.

At the meeting of May 28, 2021, the Company’s shareholders appointed the current directors for the period of three financial years and established the relevant compensation for the period of one financial year, thus until the approval of the Financial Statements for the financial year ended on December 31, 2021, as well as, pursuant to Article 19.4 of the By-laws, a fixed additional annual compensation of Euro 20,000.00 and of Euro 10,000.00 for, respectively, the chairman and each member of the Audit Committee, for their entire term of office.

At the meeting of June 1, 2022, the Company’s shareholders established the compensation for the current directors for the period of one financial year, thus until the approval of the Financial Statements for the financial year ended on December 31, 2022.

Therefore, at the Shareholders’ Meeting, Stevanato Group’s shareholders are asked to establish the compensation of the Company’s directors for their office as members of the Board of Directors or, alternatively, to determine an aggregate amount for the compensation of all directors, to be allocated by the Board of Directors, in each case for the period of one financial year.

In such respect, upon recommendation of the Compensation Committee, we propose to the shareholders to establish for all directors (with the exception of Mr. Franco Moro, for the reasons detailed below), as remuneration for their office as members of the Board of Directors, a fixed compensation to be paid partially in cash and partially in Company’s shares, as specified below, for the period elapsing from the Shareholders’ Meeting date to the date of the shareholders’ meeting approving the Financial Statements for the financial year ending on December 31, 2023 (i.e., until the end of their current term of office), determined in consideration of the market standards, of the practices of the Company’s main competitors, and of the Board of Directors members’ professional skills and experience.

In particular, without prejudice to the right of the Board of Directors to establish an additional compensation for the directors entrusted with specific functions, we propose to establish for each director (with the exception of Mr. Franco Moro), for the period elapsing from the date of the Shareholders’ Meeting to the date of the Company’s shareholders’ meeting approving the Financial Statements for the financial year ending on December 31, 2023, a gross total compensation of Euro 148,000.00, to be paid as follows:

–	as to the gross amount of Euro 74,000.00 (i.e., 50 per cent of the total proposed compensation), in cash, in twelve equal monthly instalments;

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	7

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

–

as to the residual gross amount of Euro 74,000.00 (i.e., 50 per cent of the total proposed compensation), in kind, through the assignment of a number of Company’s ordinary shares to be determined by the Board of Directors by dividing such amount by the average closing market price of the Company’s ordinary shares during the 30 calendar day period preceding the Shareholders’ Meeting, based on the average Euro/USD exchange rate during such period; provided that (i) such compensation in kind shall not be paid to directors ceasing for any reason to hold office before expiration of the relevant term (i.e., the date of the shareholders’ meeting approving the Financial Statements for the financial year ending on December 31, 2023) and (ii) the number of ordinary shares so determined shall be transferred to the directors on the business day following the date of the shareholders’ meeting approving the Financial Statements for the financial year ending on December 31, 2023, within the limits of the authorization to the disposal of such ordinary shares which shall be granted to the Board of Directors pursuant to the resolution envisaged in the next item 5 of this Explanatory Report.

As to Mr. Franco Moro, since the remuneration package granted by the Board of Directors to the latter in his capacity as Chief Executive Officer is intended to cover all services performed to the benefit of the Company, we propose not to establish any further remuneration for Mr. Moro’s service as member of the Board of Directors.

Based on the above, Stevanato Group’s shareholders are asked to approve the following resolution:

“The Shareholders’ Meeting

resolves

1.

to establish for each Company’s director – with the exception of Mr. Franco Moro and without prejudice to the right of the Board of Directors to establish an additional compensation for the directors entrusted with specific functions under Article 2389 of the Italian Civil Code and Article 19.1 of the Company’s by-laws -, for the period elapsing from the date of this meeting to the date of the Company’s shareholders meeting approving the Financial Statements for the financial year ending on December 31, 2023, a gross total compensation of Euro 148,000.00, to be paid as follows:

–	as to the gross amount of Euro 74,000.00 (i.e., 50 per cent of the total proposed compensation), in cash, in twelve equal monthly instalments;

–

as to the residual gross amount of Euro 74,000.00 (i.e., 50 per cent of the total proposed compensation), in kind, through the assignment of a number of Company’s ordinary shares to be determined by the Board of Directors by dividing such amount by the average closing market price of the Company’s ordinary shares during the 30 calendar day period preceding the date of this meeting, based on the average Euro/USD exchange rate during such period; provided that: (i) such compensation in kind shall not be paid to directors ceasing for any reason to hold office before expiration of the relevant term (i.e., the date of the shareholders’ meeting approving the Financial Statements for the financial year ending on December 31, 2023) and (ii) the number of ordinary shares so determined shall be transferred to the directors on the business day following the date of the shareholders’ meeting approving the Financial Statements for the financial year ending on December 31, 2023, within the limits of the authorization to the disposal of such ordinary shares which shall be granted to the Board of Directors pursuant to the resolution adopted in relation to the next item 5 of the Agenda”.

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	8

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

4.             Appointment of the External Auditor for the auditing of the Company’s and the consolidated financial statements for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025; related resolutions.

Pursuant to Italian law, Stevanato Group’s shareholders, upon substantiated proposal submitted by the Audit Committee, shall appoint the Company’s statutory External Auditor for a period of three financial years and establish the relevant compensation for the entire term of office.

Stevanato Group’s External Auditor is required to carry out the various tasks and activities provided for by Italian and US laws and regulations, which include: (i) auditing and quarterly review of the Company’s consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) (as issued by the International Accounting Standards Board (IASB)), to be conducted according to the International Standards of Auditing (ISA Italia) (as issued by the International Auditing and Assurance Standards Board (IAASB)); (ii) review of the consolidated Financial Statements included in Form 20-F prepared in accordance with SEC regulations to be conducted in accordance with the auditing standards set out by the Public Company Accounting Oversight Board (PCAOB); (iii) auditing of the Financial Statements of Stevanato Group and of the Italian companies controlled by Stevanato Group; (iv) verification of the proper keeping of the company accounts and the correct recording of operating events in the accounting records of Stevanato Group and of its Italian controlled companies; (v) auditing of the Financial Statements of the non-Italian companies controlled by Stevanato Group prepared in accordance with local regulations, when required; (vi) auditing of the reporting packages prepared for the purpose of the opinion on the consolidated Financial Statements; (vii) activities preparatory to the signing of tax returns in accordance with Italian law; (viii) review and full auditing of the Company’s internal control system in compliance with US law (Sarbanes-Oxley Act (SOX)) requirements.

Since the appointment of the current External Auditor, EY S.p.A., expires on the date of the Shareholders’ Meeting, Stevanato Group’s shareholders are asked to appoint a new External Auditor for the performance of the tasks and activities referred to above for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025, and establish the relevant compensation.

In such connection, the Audit Committee – based on a comparative assessment conducted on the auditing companies presenting an offer to be appointed as Stevanato Group’s External Auditor in consideration of the auditing plan, specific skills, organizational structure, market reputation and proposed fees presented by such companies – proposes to the shareholders to appoint as External Auditor for the financial years 2023, 2024, and 2025 PricewaterhouseCoopers S.p.A., in accordance with the terms and conditions of the offer submitted by the same on December 27, 2022 (the “PwC Offer”).

In particular, based on the PwC Offer, the Audit Committee proposes to grant to PricewaterhouseCoopers S.p.A., in consideration for the performance of the tasks and activities summarized above in respect of the Company, an annual compensation amounting, as far as the Company alone is concerned, to: Euro for 591,000.00 the financial year 2023; Euro 595,000.00 for the financial year 2024; and Euro 621,000.00 for the financial year 2025, plus any applicable VAT and expenses.

More details on tasks and activities to be performed by the External Auditor, on the terms and conditions of the PwC Offer as well as on the comparative assessment carried out by the Audit Committee are included in substantiated proposal of the Audit Committee, available on the Company’s website, section Corporate Governance – Shareholders’ Meeting 2023 at the address https://ir.stevanatogroup.com/corporate-governance/2023-shareholders-meetings.

Based on the above, Stevanato Group’s shareholders are asked to approve, upon substantiated proposal presented by Audit Committee, the following resolution:

“The Shareholders’ Meeting

–	pursuant to Article 13, par. 1, of Legislative Decree no. 39 of 27 January 2010;

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	9

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

–	based on the offer presented by PricewaterhouseCoopers S.p.A on December 27, 2022, and on the substantiated proposal presented by the Audit Committee;

resolves

1.

to appoint PricewaterhouseCoopers S.p.A. as the Company’s External Auditor for the auditing of the Company’s and the consolidated Financial Statements and the performance of the further tasks and activities to be conducted by the External Auditor in compliance with Italian and US laws and regulations for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025;

2.

to grant to PricewaterhouseCoopers S.p.A., in consideration for the performance of the auditing of the Company’s and the consolidated Financial Statements and of the further tasks and activities referred to under resolution no. 1 above, the annual compensation amounting, as far as the Company alone is concerned, to Euro 591,000.00 for the financial year 2023, Euro 595,000.00 for the financial year 2024, Euro 621,000.00 for the financial year 2025, plus any applicable VAT and expenses, as specified in the offer presented by PricewaterhouseCoopers S.p.A. on December 27, 2022”.

5.	Authorization for the purchase and the disposal of ordinary and class A treasury shares; related resolutions.

Pursuant to Italian law, the purchase of treasury Class A and ordinary shares must be authorized by Stevanato Group’s shareholders, who shall establish the methods, the maximum number of shares to be purchased, the duration (not exceeding eighteen months) for which the authorization is granted, and the minimum and maximum purchase price.

In any case, Stevanato Group may not purchase treasury Class A and ordinary shares for a consideration exceeding the limits of the distributable net profits and reserves resulting from the latest Financial Statements approved by the shareholders’ meeting, provided that the nominal value of the treasury shares to be purchased shall not exceed one fifth (i.e., 20 per cent) of the Company’s share capital, taking into account also any Stevanato Group’s shares held by the subsidiaries.

Furthermore, it is provided that, upon purchase of treasury shares, (i) a negative reserve shall be entered and maintained in the Company’s Financial Statements for an amount equal to the purchase value of treasury shares, (ii) the voting rights connected to such shares shall be suspended as long as they are held in treasury and (iii) the dividends and other reserve or rights distributions pertaining to such treasury shares shall be allocated proportionally to the other shares.

Similarly, the Board of Directors may dispose of the shares held in treasury only upon authorization of the shareholder’s meeting, which shall also establish the relevant modalities of such dispositions.

Upon resolution of the shareholders’ meeting of June 1, 2022, Stevanato Group’s Board of Directors was authorized, for the period elapsing from the date of that shareholder meeting to the date of the Company’s shareholders meeting approving the Financial Statements for the financial year ending on December 31, 2022, to:

–

purchase up to a maximum number of Class A and/or ordinary shares equal to 2 per cent of the shares into which Stevanato Group’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that (i) the purchases shall be made at a price not being more than 10 per cent higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or New York Stock Exchange (NYSE) law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	10

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last Financial Statements approved by the shareholders’ meeting of the Company; and

-

dispose of a maximum number of 3,084,055 Class A and/or ordinary shares held in treasury (prior, where appropriate, conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that the Board of Directors deems more appropriate in the Company’s interests.

As of the date of this Explanatory Report, Stevanato Group holds in treasury no. 30,840,555 Class A shares, equal to approximately 10.43 per cent of the Company’s share capital.

In light of the above and, especially, of the time-limits to which the aforementioned authorizations are subject and of the Company’s interest that the Board of Directors be at any time vested with the authority to purchase Stevanato Group’s shares and dispose of the shares held in treasury with flexibility and for all transactions and purposes deemed to be advantageous for the Company, in consideration of the foreseeable necessities of the latter, we propose to the shareholders to grant to the Board of Directors a new authorization to purchase Company’s shares and dispose of the shares in treasury, at the terms and conditions detailed below, for the period elapsing from the date of the Shareholders’ Meeting to the date of the shareholders’ meeting approving the Financial Statements for the financial year ending on December 31, 2023.

In particular, the authorization is requested for:

–

purchasing, within the time period referred to above, up to a maximum number of Class A and/or ordinary shares equal to 1 per cent of the shares into which Stevanato Group’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that (i) the purchases shall be made at a price not being more than 10 per cent higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last Financial Statements approved by the shareholders’ meeting of the Company; and

–

disposing, within the time period referred to above, of a maximum number of 1,000,000 Class A and/or ordinary shares held in treasury (prior, where appropriate, conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that the Board of Directors deems more appropriate in the Company’s interests.

The requested authorizations shall be granted to the Board of Directors for the purposes of (i) carrying out extraordinary transactions (such as the transfer, exchange, contribution or other act of disposal of such shares for, inter alia, the acquisition of shareholdings in other companies, of business operations, of real estate assets or other transactions instrumental to the pursuit of industrial projects or, in any event, of the corporate object of the Company), (ii) fulfilling the obligations deriving from option contracts or other agreements concerning the Company’s shares, (iii) assigning the shares to directors or employees of the Company or of its subsidiaries as compensation in kind or as benefit, bonus or other premium or incentive, without limitations (also in execution of the “Restricted Stock Grant Plan Stevanato Group S.p.A. 2021—2022”, of the “Restricted Stock Grant Plan Stevanato Group S.p.A. 2023 - 2027” and of the “Performance Stock Grant Plan Stevanato Group S.p.A. 2023 – 2027”, which have been reinstated or approved by the Board of

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Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

Directors on December 15, 2022, or any other stock option or incentives plans which should be approved by the Board of Directors), and (iv) supporting the market liquidity of the Company’s shares.

Upon purchase of Company’s shares and as long as such shares are held in treasury, the Company shall enter and maintain in the Financial Statements a negative reserve for an amount equal to the purchase value of treasury shares and shall not be allowed, in its capacity as holder of such shares, to vote at the shareholders’ meeting and to receive dividends, reserves or other rights being distributed, which shall be allocated proportionally to the other shares.

Based on the foregoing, Stevanato Group’s shareholders are invited to resolve as follows:

“The Shareholders’ Meeting

-	having examined the proposal presented by the Board of Directors under point 5 of the Explanatory Report;

resolves

1.

to authorize the Board of Directors, pursuant to Articles 2357 and 2357-ter of the Italian Civil Code, for the period elapsing from the date of this meeting to the date of the Company’s shareholders’ meeting approving the Financial Statements for the financial year ending on December 31, 2023, for the purposes referred to under point 5 of the Explanatory Report, to:

-

purchase up to a maximum number of Class A and/or ordinary shares equal to 1 per cent of the shares into which Stevanato Group’s share capital is divided (including the treasury shares at any time held by the Company), through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that from time to time the Board of Directors deems more appropriate in the Company’s interests, provided that (i) the purchases shall be made at a price not being more than 10 per cent higher or lower than the closing market price of the ordinary shares on the trading day preceding the day of each relevant transaction, (ii) the relevant transactions must be carried out in compliance with all applicable Italian and US or NYSE law and regulatory provisions, and, following any such purchases, (iii) the overall value of the shares held in treasury shall not exceed the amount of the distributable net profits and reserves resulting, from time to time, from the last Financial Statements approved by the shareholders’ meeting of the Company; and

-

dispose of a maximum number of 1,000,000 Class A and/or ordinary shares held in treasury (prior, where appropriate, conversion of the Class A shares into ordinary shares), in compliance with all applicable Italian and US or NYSE law and regulatory provisions, through one or more transactions to be executed on or off market at the price, terms and conditions, and according to the modalities, that the Board of Directors deems more appropriate in the Company’s interests;

2.

to grant the Board of Directors with all power needed or useful in order to execute the resolutions as per the points above and carrying out all the activities that may be necessary, instrumental or otherwise connected thereto”.

Extraordinary session

1.	Amendments to Article 11.3 of the By-laws; related resolutions.

Pursuant to Italian law, the By-laws may be amended by resolution approved by the extraordinary shareholders’ meeting.

The current By-laws were adopted by the shareholders’ meeting of July 1, 2021, in connection with the approval of the application for admission of the Company’s ordinary shares to the listing on the NYSE.

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	12

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

Thereafter, based on an opinion issued by the Companies’ Committee of the Notaries’ Board of Milan (Commissione Società del Consiglio Notarile di Milano), it has become common practice to include in the bylaws’ of Italian companies clauses expressly allowing for meetings of shareholders – independently from the contingency measures currently in force pursuant to Italian Law Decree no. 18 of March 17, 2020, providing for “Measures to strengthen the National Health Service and provide economic support for families, workers and businesses connected with the COVID-19 epidemiological emergency”, as subsequently amended and extended - to be held exclusively by means of telecommunications, if so provided by the notice of call.

In light of such new practice and in consideration of the geographically diversified Company’s shareholders’ base and Board of Directors’ composition, we propose to the shareholders to amend Article 11.3 in order to expressly provide that the shareholders’ meetings may be held also exclusively by means of telecommunications, if so provided by the Board of Directors with the notice of call.

In particular, we propose to the shareholders to amend Article 11.3 of the By-laws as follows:

By-laws in force	By-laws amended

Italian version

11.3 L’intervento in Assemblea può avvenire anche tramite mezzi di telecomunicazione, se previsto dall’avviso di convocazione, con le modalità stabilite dall’avviso stesso.

11.3 L’intervento in Assemblea può avvenire anche tramite mezzi di telecomunicazione, se previsto dall’avviso di convocazione, con le modalità stabilite dall’avviso stesso. Resta fermo che l’avviso di convocazione può stabilire che la riunione si tenga esclusivamente mediante mezzi di telecomunicazione, omettendo l’indicazione del luogo fisico di svolgimento della riunione.

English courtesy translation

11.3 Participation in the shareholders’ meeting may also take place by means of telecommunications, if provided for in the notice of call, in accordance with the procedures set out in the notice itself.

11.3 Participation in the shareholders’ meeting may also take place by means of telecommunications, if provided for in the notice of call, in accordance with the procedures set out in the notice itself. It is understood that the notice of call may provide that the meeting is held exclusively by means of telecommunications, omitting any reference to the physical location where the meeting shall be held.

Based on the foregoing, Stevanato Group’s shareholders are invited to resolve as follows:

“The Shareholders’ Meeting

- having examined the proposal presented by the Board of Directors under point 1 of the Explanatory Report – Extraordinary session;

resolves

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	13

Stevanato Group S.p.A. Ordinary and Extraordinary Shareholders’ Meeting on May 24, 2023 Explanatory Report on the Items on the Agenda

to amend Article 11.3 of the Company’s by-laws according to the text set out under point 1 of the Explanatory Report – Extraordinary Session, hereby authorizing each director, separately from each other, to provide for the legal publications of this resolution, with the power to make any further modifications or additions that may be required for the registration in the Companies’ Register”.

*        *        *

Piombino Dese, April 6, 2023

The Executive Chairman of the Board of Directors

Franco Stevanato

stevanatogroup.com Ph. +39 049 931 8111 F. +39 049 936 6151	Stevanato Group S.p.A. Via Molinella, 17 • 35017 Piombino Dese, Padova, Italy Cap. Soc. € 21.698.480,00 i.v. • C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 • R.I. Padova n. 01487430280 • REA n. 164290	14